UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Armour Residential REIT, Inc.

Name of Issuer

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

042315101

 (CUSIP Number)

November 6, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G
CUSIP No.: 042315101	Page 2 of 11 Pages

1				NAMES OF REPORTING PERSONS:

Marblegate Special Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	846,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	846,900

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

846,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%1

12	TYPE OF REPORTING PERSON:

PN

1  The Issuer’s Articles of Amendment and Restatement (as filed as Exhibit 3.4 to the Form 8-K of the Issuer filed on November 12, 2009) prohibit any person, including the Reporting Persons, from beneficially owning or constructively owning shares in excess of 9.8% of the outstanding common stock of the Issuer.  In addition, the Supplement and Amendment to Warrant Agreement (as filed as Exhibit 4.4 to the Form 8-K of the Issuer filed on November 12, 2009) governing the warrants held by the Reporting Persons prohibits any person, including the Reporting Persons, from exercising the warrants if the exercise would result in such person beneficially owning greater than 9.8% of the outstanding common stock of the Issuer.

SCHEDULE 13G
CUSIP No.: 042315101	Page 3 of 11 Pages

1				NAMES OF REPORTING PERSONS:

Marblegate Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	846,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	846,900

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

846,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%2

12	TYPE OF REPORTING PERSON:

IA

2  The Issuer’s Articles of Amendment and Restatement (as filed as Exhibit 3.4 to the Form 8-K of the Issuer filed on November 12, 2009) prohibit any person, including the Reporting Persons, from beneficially owning or constructively owning shares in excess of 9.8% of the outstanding common stock of the Issuer.  In addition, the Supplement and Amendment to Warrant Agreement (as filed as Exhibit 4.4 to the Form 8-K of the Issuer filed on November 12, 2009) governing the warrants held by the Reporting Persons prohibits any person, including the Reporting Persons, from exercising the warrants if the exercise would result in such person beneficially owning greater than 9.8% of the outstanding common stock of the Issuer.

SCHEDULE 13G
CUSIP No.: 042315101	Page 4 of 11 Pages

1				NAMES OF REPORTING PERSONS:

Marblegate Special Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	846,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	846,900

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

846,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%3

12	TYPE OF REPORTING PERSON:

OO

3  The Issuer’s Articles of Amendment and Restatement (as filed as Exhibit 3.4 to the Form 8-K of the Issuer filed on November 12, 2009) prohibit any person, including the Reporting Persons, from beneficially owning or constructively owning shares in excess of 9.8% of the outstanding common stock of the Issuer.  In addition, the Supplement and Amendment to Warrant Agreement (as filed as Exhibit 4.4 to the Form 8-K of the Issuer filed on November 12, 2009) governing the warrants held by the Reporting Persons prohibits any person, including the Reporting Persons, from exercising the warrants if the exercise would result in such person beneficially owning greater than 9.8% of the outstanding common stock of the Issuer.

SCHEDULE 13G
CUSIP No.: 042315101	Page 5 of 11 Pages

1				NAMES OF REPORTING PERSONS:

Andrew Milgram

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	846,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	846,900

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

846,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%4

12	TYPE OF REPORTING PERSON:

IN

4  The Issuer’s Articles of Amendment and Restatement (as filed as Exhibit 3.4 to the Form 8-K of the Issuer filed on November 12, 2009) prohibit any person, including the Reporting Persons, from beneficially owning or constructively owning shares in excess of 9.8% of the outstanding common stock of the Issuer.  In addition, the Supplement and Amendment to Warrant Agreement (as filed as Exhibit 4.4 to the Form 8-K of the Issuer filed on November 12, 2009) governing the warrants held by the Reporting Persons prohibits any person, including the Reporting Persons, from exercising the warrants if the exercise would result in such person beneficially owning greater than 9.8% of the outstanding common stock of the Issuer.

SCHEDULE 13G
CUSIP No.: 042315101	Page 6 of 11 Pages

1				NAMES OF REPORTING PERSONS:

Paul Arrouet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	846,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	846,900

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:

846,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%5

12	TYPE OF REPORTING PERSON:

IN

5  The Issuer’s Articles of Amendment and Restatement (as filed as Exhibit 3.4 to the Form 8-K of the Issuer filed on November 12, 2009) prohibit any person, including the Reporting Persons, from beneficially owning or constructively owning shares in excess of 9.8% of the outstanding common stock of the Issuer.  In addition, the Supplement and Amendment to Warrant Agreement (as filed as Exhibit 4.4 to the Form 8-K of the Issuer filed on November 12, 2009) governing the warrants held by the Reporting Persons prohibits any person, including the Reporting Persons, from exercising the warrants if the exercise would result in such person beneficially owning greater than 9.8% of the outstanding common stock of the Issuer.

SCHEDULE 13G
CUSIP No.: 042315101	Page 7 of 11 Pages

ITEM 1(a)	NAME OF ISSUER:

Armour Residential REIT, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

956 Beachland Boulevard Suite 11 Vero Beach, FL 32963

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Marblegate Special Opportunities Master Fund, L.P.

(ii) Marblegate Asset Management, LLC

(iii) Marblegate Special Opportunities GP, LLC

(iv) Andrew Milgram

(v) Paul Arrouet

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

150 East 52nd Street, 10th Floor New York, NY 10022

ITEM 2(c)	CITIZENSHIP:

(i)   Marblegate Special Opportunities Master Fund, L.P. is an exempted limited partnership organized under the laws of the Cayman Islands.

(ii)  Marblegate Asset Management, LLC is a limited liability company organized under the laws of Delaware.

(iii)  Marblegate Special Opportunities GP, LLC is a limited liability company organized under the laws of Delaware.

(iv)  Andrew Milgram is an individual having citizenship in the United States.

(v)  Paul Arrouet is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 042315101

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

SCHEDULE 13G
CUSIP No.: 042315101	Page 8 of 11 Pages

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4	OWNERSHIP:

This statement relates to securities held for the account of Marblegate Special Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”).  On November 6, 2009, pursuant to the Agreement and Plan of Merger, dated July 29, 2009, among Enterprise Acquisition Corp. (“Enterprise”), the Issuer and Armour Merger Sub Corp. (“Merger Sub”), Merger Sub merged with and into Enterprise (the “Merger”).  In connection with the Merger,  241,900 shares of Enterprise common stock and warrants to purchase 605,000 shares of Enterprise common stock held by the Fund immediately prior to the Merger were converted into 241,900 shares of common stock, par value $0.0001, of the Issuer (“Common Stock”) and warrants to purchase 605,000 shares of Common Stock.

The Issuer’s Articles of Amendment and Restatement (as filed as Exhibit 3.4 to the Form 8-K of the Issuer filed on November 12, 2009) prohibit any person, including the Reporting Persons, from beneficially owning or constructively owning shares in excess of 9.8% of the outstanding common stock of the Issuer.  In addition, the Supplement and Amendment to Warrant Agreement (as filed as Exhibit 4.4 to the Form 8-K of the Issuer filed on November 12, 2009) governing the warrants held by the Reporting Persons prohibits any person, including the Reporting Persons, from exercising the warrants if the exercise would result in such person beneficially owning greater than 9.8% of the outstanding common stock of the Issuer.  As a result, as of November 6, 2009, the Fund beneficially owned 9.8% of the outstanding common stock of the Issuer.

Marblegate Asset Management, LLC, a Delaware limited liability company (the “Investment Manager”), is the investment manager of the Fund, and, in such capacity, may be deemed to beneficially own the Common Stock reported herein which is deemed beneficially owned by the Fund.  Marblegate Special Opportunities GP, LLC, a Delaware limited liability company, is the general partner of the Fund, and, may be deemed to beneficially own the Common Stock reported herein which are deemed beneficially owned by the Fund.  Mr. Milgram and Mr. Arrouet are Managing Partners of the Investment Manager, and, in such capacities, may be deemed to beneficially own the Common Stock reported herein which may be deemed beneficially owned by the Investment Manager.

Note that references to percentage ownerships of common stock in this Schedule 13G are based upon the 2,304,054 shares of Common Stock outstanding as reported in the Issuer’s current report on Form 8-K filed on November 12, 2009.

(i) For Marblegate Special Opportunities Master Fund, L.P.:

(a) Amount beneficially owned: 846,900

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

SCHEDULE 13G
CUSIP No.: 042315101	Page 9 of 11 Pages

(ii) Shared power to vote or direct the vote: 846,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 846,900

(ii) For Marblegate Asset Management, LLC:

(a) Amount beneficially owned: 846,900

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 846,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 846,900

(iii) For Marblegate Special Opportunities GP, LLC:

(a) Amount beneficially owned: 846,900

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 846,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 846,900

(iv) For Andrew Milgram:

(a) Amount beneficially owned: 846,900

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 846,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 846,900

(v) For Paul Arrouet:

(a) Amount beneficially owned: 846,900

(b) Percent of class: 9.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 846,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 846,900

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

SCHEDULE 13G
CUSIP No.: 042315101	Page 10 of 11 Pages

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No.: 042315101	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2010

Marblegate Special Opportunities Master Fund, L.P.

By:	Marblegate Special Opportunities GP, LLC, its general partner

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

Marblegate Special Opportunities GP, LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

Marblegate Asset Management, LLC

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Managing Partner

/s/ Andrew Milgram
Andrew Milgram

/s/ Paul Arrouet
Paul Arrouet

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated May 17, 2010, by and among the Reporting Persons.